3/31

ARS

04MAR31 AM 7:21 12-31-03

04010976

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Kimberly Clark de Mexico

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

APR 01 2004

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3308 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 3/31/04

Kimberly-Clark de México, S.A. de C.V. and Subsidiaries

Consolidated Financial Statements for the Years Ended December 31, 2003 and 2002, and Independent Auditors' Report

Deloitte.

Galaz, Yamazaki,
Ruiz Urquiza, S.C.
Paseo de la Reforma 505
Piso 28
Colonia Cuauhtémoc
06500 México, D.F.
México

Tel: +52 (55) 5080 6000
Fax: +52 (55) 5080 6001
www.deloitte.com/mx

Independent auditors' report to the Board of Directors and Stockholders of Kimberly-Clark de México, S.A. de C.V.

We have audited the accompanying consolidated balance sheets of Kimberly-Clark de México, S.A. de C.V. and subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for the years then ended, all expressed in thousands of Mexican pesos of purchasing power of December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they are prepared in accordance with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Kimberly-Clark de México, S.A. de C.V. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations, changes in their stockholders' equity and changes in their financial position for the years then ended in conformity with accounting principles generally accepted in Mexico.

The accompanying consolidated financial statements have been translated into English for the convenience of users.

C. P. C. Fernando Alvarez

January 29, 2004

Kimberly-Clark de México, S.A. de C.V.

Consolidated Balance Sheets

December 31, 2003 and 2002

(Thousands of Mexican Pesos of Purchasing Power of December 31, 2003)

Assets	2003	2002
Current assets:		
Cash and temporary investments	$ 1,709,517	$ 1,766,862
Accounts receivable – net (Notes 2, 11)	4,061,135	4,101,084
Inventories (Note 3)	1,404,999	1,144,631
Total current assets	7,175,651	7,012,577
Property, plant and equipment - net (Note 4)	17,143,970	16,770,806
Total	$ 24,319,621	$ 23,783,383

Liabilities and stockholders' equity

	2003	2002
Current liabilities:		
Current portion of long-term debt	$ 107,905	$ 1,150,043
Bank loans		519,883
Trade accounts payable (Note 11)	1,584,275	1,568,757
Accrued liabilities	1,054,969	962,313
Income tax	97,190	267,824
Employee profit-sharing	357,398	406,010
Total current liabilities	3,201,737	4,874,830
Long-term debt (Note 5)	5,954,577	3,763,204
Deferred income tax and employee profit-sharing (Note 9)	3,163,837	2,930,544
Total liabilities	12,320,151	11,568,578
Stockholders' equity (Note 6):		
Common stock	3,981,515	4,062,930
Premium on subscription of stock	4,927,288	4,927,288
Retained earnings	12,842,771	13,075,293
Reserve for purchase of own stock	2,080,035	2,431,979
Insufficiency in restated stockholders' equity	(9,669,281)	(10,119,827)
Cumulative effect of deferred income tax	(2,162,858)	(2,162,858)
Total stockholders' equity	11,999,470	12,214,805
Total	$ 24,319,621	$ 23,783,383

See accompanying notes to consolidated financial statements.

Kimberly-Clark de México, S.A. de C.V.

Consolidated Statements of Income

Years ended December 31, 2003 and 2002

(Thousands of Mexican Pesos of Purchasing Power of December 31, 2003, except Basic Earnings Per Share)

	2003	2002
Net sales (Note 7)	$ 17,100,169	$ 16,736,098
Cost of sales	10,269,192	9,665,754
Gross profit	6,830,977	7,070,344
Operating expenses	2,355,363	2,180,686
Operating profit	4,475,614	4,889,658
Net comprehensive financing cost (Note 8)	775,217	622,435
Other income	5,479	5,348
Income before income tax and employee profit-sharing	3,705,876	4,272,571
Income tax and employee profit-sharing (Note 9)	1,590,598	1,855,647
Net income	$ 2,115,278	$ 2,416,924
Basic earnings per share (in pesos, using weighted average number of outstanding shares)	$ 1.77	$ 1.98

See accompanying notes to consolidated financial statements.

Kimberly-Clark de México, S.A. de C.V.

Consolidated Statements of Changes in Stockholders' Equity

Years ended December 31, 2003 and 2002
(Thousands of Mexican pesos of purchasing power of December 31, 2003)

	Common stock	Premium on subscription of stock	Retained earnings	Reserve for purchase of own stock	Insufficiency in restated stockholders' equity	Cumulative effect of deferred income tax	Total stockholders equity (Note 6)
Balance, January 1, 2002	$4,194,644	$ 4,927,288	$ 13,084,709	$3,054,645	$(10,401,704)	$(2,162,858)	$ 12,696,724
Dividends paid			(2,426,340)				(2,426,340)
Purchase of own stock	(131,714)			(622,666)			(754,380)
Comprehensive income			2,416,924		281,877		2,698,801
Balance, December 31, 2002	4,062,930	4,927,288	13,075,293	2,431,979	(10,119,827)	(2,162,858)	12,214,805
Dividends paid			(2,347,800)				(2,347,800)
Purchase of own stock	(81,415)			(351,944)			(433,359)
Comprehensive income			2,115,278		450,546		2,565,824
Balance, December 31, 2003	$3,981,515	$ 4,927,288	$ 12,842,771	$2,080,035	$ (9,669,281)	$(2,162,858)	$ 11,999,470

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Financial Position

Years ended December 31, 2003 and 2002
(Thousands of Mexican Pesos of Purchasing Power of December 31, 2003)

	2003	2002
Operating activities:		
Net income	$ 2,115,278	$ 2,416,924
Items that did not require (generate) resources:		
Depreciation	1,171,366	1,126,806
Deferred income tax and employee profit-sharing	(36,556)	(95,172)
	3,250,088	3,448,558
Changes in working capital:		
Accounts receivable	39,949	89,620
Inventories	(295,984)	114,511
Trade accounts payable	15,518	25,880
Accrued liabilities	92,656	353,042
Income tax, employee profit-sharing and other	(226,926)	(352,120)
Resources generated by operating activities	2,875,301	3,679,491
Financing activities:		
Dividends paid	2,347,800	2,426,340
Bank loans	519,883	29,636
Long-term debt - net	(1,149,235)	185,121
Purchase of own stock	433,359	754,380
Resources used in financing activities	2,151,807	3,395,477
Investing activities – Additions to property, plant and equipment	780,839	941,203
Cash and temporary investments:		
Decrease	57,345	657,189
Beginning of year	1,766,862	2,424,051
End of year	$ 1,709,517	$ 1,766,862

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Years ended December 31, 2003 and 2002
(Thousands of Mexican Pesos of Purchasing Power of December 31, 2003)

1. Operations, basis of presentation and summary of significant accounting policies

Operations

Kimberly-Clark de México, S.A. de C.V. and its subsidiaries (the "Company") are engaged in manufacturing, marketing and selling of consumer products for personal use, as well as paper.

Basis of Financial Statement Presentation

Consolidation – The consolidated financial statements include the accounts of Kimberly-Clark de México, S. A. de C. V. and the following wholly-owned subsidiaries:

- Crisoba Industrial, S. A. de C. V., which provides outside processing services to Kimberly-Clark de México, S. A. de C. V.
- Paper Products Trade Corporation is a trading company incorporated in the United States of America, to promote exports of the Company's products.
- Servicios Empresariales Során, S. A. de C. V. provides, through its subsidiaries, storage, distribution and other services to Kimberly-Clark de México, S.A. de C.V.
- Taxi Aéreo de México, S. A. provides air transportation services to personnel of Kimberly-Clark de México, S.A. de C.V. and its subsidiaries, as well as to the general public.
- Papeles de Calidad San Rafael, S. A. de C. V. leases properties and equipment to another subsidiary.
- Other subsidiaries which lease properties, mainly to Crisoba Industrial, S. A. de C. V.

Intercompany transactions and accounts are eliminated in consolidation.

On January 8, 2002 Kimberly-Clark de México, S.A. de C.V. acquired all of the outstanding capital shares of Crisoba Industrial, S.A. de C.V. from Papeles Industriales Crisoba, S.A. de C.V., a subsidiary of the Company at such date. On August 31, 2002, Papeles Industriales Crisoba, S.A. de C.V. merged into Kimberly-Clark de México, S.A. de C.V.

Comprehensive income – Comprehensive income presented in the accompanying statements of changes in stockholders' equity comprises the net income of the year, plus other comprehensive income (loss) items of the same period which, in accordance with accounting principles generally accepted in Mexico, are presented directly in stockholder's equity without affecting the consolidated statements of income. In 2003 and 2002, the other comprehensive income items consist of the excess in restated stockholders' equity.

Summary of Significant Accounting Policies

The accounting policies followed by the Company are in accordance with accounting principles generally accepted in Mexico, which require that management make certain estimates and use certain assumptions that affect the amounts reported in the consolidated financial statements and the disclosures in the accompanying notes, as considered pertinent in the circumstances. The significant accounting policies are as follows:

Recognition of the effects of inflation – The Company restates its consolidated financial statements to Mexican pesos of purchasing power of the most recent balance sheet presented. Accordingly, the consolidated financial statements of the prior year have been restated to Mexican pesos of purchasing power of December 31, 2003 and, therefore, differ from those originally reported in the prior year.

Inventories and cost of sales – Inventories are stated at replacement cost, not to exceed realizable value. Cost of sales is restated using the replacement cost at the date of sale.

Property, plant and equipment – Property, plant and equipment are initially recorded at acquisition cost and restated using the National Consumer Price Index ("NCPI"). For fixed assets of foreign origin, the acquisition cost expressed in the currency of the country of origin is restated for inflation in such country and converted into Mexican pesos at the market exchange rate as of the balance sheet date.

Net comprehensive financing cost incurred during the period of construction and installation of property, plant and equipment is capitalized for major projects, and it is restated by applying the NCPI.

Depreciation of property, plant and equipment is computed using the straight-line method, based on the estimated useful lives of the assets, as follows:

	Average Years
Buildings	47
Machinery and equipment	15 to 25
Transportation equipment	12 and 25

Stockholders' equity – Balances in the stockholders' equity are restated using the NCPI.

Insufficiency in restated stockholders' equity – Insufficiency in restated stockholders' equity primarily represents the restated value of imported machinery and equipment that has been below inflation. (During the years ended December 31, 2003 and 2002 the restated value of imported machinery and equipment was greater than inflation).

Revenue recognition – Revenues are recognized in the period in which ownership and responsibility of the inventories is transferred to the customers.

Derivative financial instruments – The derivative financial instruments held by the Company are used to reduce its exposure to exchange rate fluctuations and the prices of certain utilities, therefore these instruments are valued using the same valuation criteria used for the items hedged. The effects are recognized in results of operations of the period in which the hedged transactions are carried out.

Foreign currency balances and transactions – Foreign currency transactions are recorded at the applicable exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Non capitalized exchange fluctuations are recorded in the results of operations of the period in which they occur.

Income tax and employee profit-sharing – Income tax and employee profit-sharing are recorded in the results of the year in which they are incurred, including the deferred effects of temporary differences originated by transactions and other economic events recognized in the financial statements in periods other than that considered in the Company's tax returns. Such effects are accounted for using the following methodology:

- Deferred income tax effects are considered for all temporary differences determined by comparing the tax and book value of assets and liabilities.

- Deferred employee profit-sharing effects are considered for temporary differences determined based on reconciling items between book income for the year and taxable income.

2. Accounts receivable

	2003	2002
Trade	$ 3,982,785	$ 4,005,789
Allowance for doubtful accounts	(242,410)	(245,509)
Net	3,740,375	3,760,280
Other	320,760	340,804
Total	$ 4,061,135	$ 4,101,084

3. Inventories

	2003	2002
Finished goods	$ 596,474	$ 507,317
Work in process	207,019	179,445
Raw materials	601,506	457,869
Total	$ 1,404,999	$ 1,144,631

4. Property, plant and equipment

	2003	2002
Buildings	$ 4,386,930	$ 4,325,131
Machinery and equipment	27,954,696	25,758,476
Transportation equipment	801,706	719,290
Total	33,143,332	30,802,897
Accumulated depreciation	(17,040,390)	(15,148,359)
Net	16,102,942	15,654,538
Land	533,548	528,516
Construction in progress	507,480	587,752
Total	$ 17,143,970	$ 16,770,806

At December 31, 2003, the balance of unamortized capitalized financing cost is $840,544, which represents net comprehensive financing cost capitalized in years prior to 2002.

5. Long-term debt

Long-term debt is summarized as follows:

	2003	2002
Promissory note, denominated in Mexican pesos, unsecured, bearing interest at a rate based on TIIE (Mexican interbank equilibrium interest rate), plus 40 basis points.	$ -	$ 1,039,765
Notes payable to banks, denominated in U.S. dollars, unsecured, bearing interest based on LIBOR. As of December 31, 2003, annual rates ranged from 1.37% to 4.14%.	693,482	635,653
Private placement notes denominated in U.S. dollars, unsecured, bearing interest at a net fixed annual rate of 8.25%.	561,500	539,638
Senior notes denominated in U.S. dollars, unsecured, bearing interest at a net fixed annual rate of 8.875%.	2,807,500	2,698,191
Marketable notes denominated in Mexican pesos, unsecured, bearing interest based on CETES (Mexican Federal Government Treasury Certificates) with maturity of 182 days, plus 75 basis points. As of December 31, 2003 annual rate is 6.68%.	750,000	-
Marketable notes denominated in Mexican pesos, unsecured, bearing interest at a fixed annual rate of 8.95%.	1,250,000	-
	6,062,482	4,913,247
Less - current portion	107,905	1,150,043
	$ 5,954,577	$ 3,763,204

Long-term debt agreements contain covenants and restrictions, which limit the Company's ability to obtain additional indebtedness and require the Company to maintain certain minimum financial ratios. At December 31, 2003, the Company is in compliance with such covenants.

Long-term debt is due as follows:

2005	$ 665,832
2006	100,759
2007	100,759
2008	89,513
2009	2,878,262
2010 to 2012	869,452
2013	1,250,000
	$ 5,954,577

6. Stockholders' equity

As of December 31, 2003 and 2002, common stock consists of nominative common shares with no par value, as follows:

	Shares			
	2003	%	2002	%
Series "A"	617,688,575	52	626,329,875	52
Series "B"	569,533,840	48	577,686,940	48
Total	1,187,222,415	100	1,204,016,815	100

In accordance with the Company's by-laws, series "A" shares must represent, at a minimum, 52% of common stock outstanding and must be owned by Mexican investors.

At the Stockholders' Extraordinary Meeting held on February 23, 1995, stockholders authorized the creation of a reserve for the purchase of the Company's own stock. This reserve was increased at the Stockholder's Ordinary Meeting held on February 25, 2000. At December 31, 2003, 180,385,581 shares have been repurchased, out of which 138,325,941 have been canceled.

In accordance with the Mexican income tax law, total stockholders' equity, except for stockholders' contributions and their related tax restatement, as well as retained earnings determined based on the provisions of such law, is subject to a dividend tax, payable by the Company, in the event of distribution. As of December 31, 2003 the balances of the stockholders' equity tax accounts are represented by contributed capital account for $22,649,000 and net tax income account for $10,255,000, approximately.

At December 31, 2003, stockholders' equity consists of the following:

	Historical Value	Restatement	Total
Common stock	$ 12,534	$ 3,968,981	$ 3,981,515
Premium on subscription of stock	183	4,927,105	4,927,288
Retained earnings	6,935,117	5,907,654	12,842,771
Reserve for purchase of own stock		2,080,035	2,080,035
Insufficiency in restated stockholders' equity		(9,669,281)	(9,669,281)
Cumulative effect of deferred income tax		(2,162,858)	(2,162,858)
Net	$ 6,947,834	$ 5,051,636	$11,999,470

During the years ended December 31, 2003 and 2002, the Company paid dividends of $2,347,800 and $2,426,340, respectively. If such dividends had not been paid, stockholders' equity would have been greater by $4,774,140 and $2,426,340 as of such dates.

At the Stockholders' Extraordinary Meeting held on February 28, 1992, stockholders authorized issuance of Series "T" working shares, which can be assigned only to officers and employees of the Company, as provided for by the Board of Directors. These shares do not represent common stock or generate corporate rights; however, they do entitle holders to receive dividends similar to those received by shares of common stock. The term of Series "T" shares is five years from the date assigned, at the end of which they must be amortized by a payment calculated based on the adjusted accounting value of shares of common stock at the quarter preceding the beginning and end of the term. Such adjusted value is determined by excluding from stockholders' equity the balance of certain equity accounts. The payment is deducted from retained earnings in the year in which it takes place. At December 31, 2003, 46,703,750 Series "T" shares have been assigned.

7. Business segment information

Information corresponding to each business segment, based on a managerial approach is as follows:

	2003		2002	
	Consumer products	Paper and educational	Consumer products	Paper and Educational
Net sales	$ 13,549,584	$ 3,550,585	$ 13,161,819	$ 3,574,279
Operating profit	3,910,449	565,165	4,252,558	637,100
Depreciation and amortization	894,851	276,515	848,952	277,854
Total assets	18,901,232	5,418,389	18,478,317	5,305,066

In 2003 and 2002, export sales represent 7% of net sales, and are included in the respective segments.

8. Net comprehensive financing cost

Net comprehensive financing cost consists of the following:

	2003	2002
Interest expense - net	$ 443,461	$ 415,453
Exchange fluctuations - net	502,266	421,827
Monetary position gain	(170,510)	(214,845)
	$ 775,217	$ 622,435

Monetary position result is determined by applying the monthly increase in the National Consumer Price Index factors to monthly net monetary position.

9. Income tax and employee profit-sharing

Income tax and employee profit-sharing consist of the following:

	2003	2002
Income tax:		
Current	$ 1,278,079	$ 1,551,058
Deferred	(27,447)	(85,826)
Net	1,250,632	1,465,232
Employee profit-sharing:		
Current	349,075	399,761
Deferred	(9,109)	(9,346)
Net	339,966	390,415
Total	$ 1,590,598	$ 1,855,647

The income tax rate is 35% in 2002 and 34% in 2003, and will be reduced by one percentage point down to reaching 32% in 2005.

Statutory and effective income tax and employee profit-sharing rates differ due to certain permanent differences, including the reduction of income tax rates. Tax results of the subsidiaries are consolidated at 60% of the equity held in their voting stock.

Deferred income tax and employee profit-sharing liability are primarily derived from property, plant and equipment and inventories, which as of December 31, 2003, represent 86% and 11% of such liability.

In 2003 and 2002, the deferred income tax effect corresponding to the insufficiency in restated stockholders' equity was $286,686 and $309,938, respectively.

10. Foreign currency balances and transactions

Assets and liabilities include monetary items receivable or payable in foreign currencies, as well as nonmonetary assets of foreign origin. At December 31, 2003, such items, denominated in U.S. dollars, consist of the following:

	Thousands of U.S. dollars
Monetary assets	89,189
Inventories	57,327
Machinery and equipment	854,046
Monetary liabilities	439,401

Exchange rate used to value such balances at December 31, 2003 was $11.23 Mexican pesos for one U.S. dollar.

Transactions denominated in foreign currency in 2003, were as follows:

	Thousands of U.S. dollars
Export sales	102,138
Purchases of raw materials, spare parts and services	347,535
Purchases of machinery and equipment	42,092
Interest expense - net	27,950

11. Related parties

For the years ended December 31, 2003 and 2002, the Company had the following transactions and balances with related parties (Kimberly-Clark Corporation):

	2003	2002
Purchases of inventories and technical services received	$ 978,176	$ 953,198
Purchases of machinery and equipment	161,568	199,979
Sales	577,524	341,882
Trade accounts payable	247,257	348,242
Accounts receivable	59,691	64,734

12. Employee retirement obligations

The liability for and annual cost of legally mandated seniority premiums, and retirement and pension plans for qualifying personnel, is calculated by an independent actuary based on the projected unit credit method. To meet these obligations, the Company has set up funds under administration.

As of December 31, 2003 relevant information regarding these obligations is as follows:

Accumulated benefit obligation	$	252,404
Projected benefit obligation		306,057
Plan assets		294,468
Net periodic cost		15,167

13. Commitments and hedges

At December 31, 2003, the following commitments:

- For the acquisition of machinery, equipment and for constructions, aggregating approximately $209,800.

- For the acquisition of electric power covering approximately 49% of the Company's requirements. There are two contracts payable in US dollars: one expiring in June 2005 and the other in November 2006. Such contracts contain a clause which, if the minimum energy consumption stipulated is not reached, requires payment of a fee equivalent to fixed expenses incurred by the energy supplier.

- In 2003 the Company signed a forward purchase contract to fix the price of natural gas for approximately 50% of its consumption needs. The contract goes into effect on January 1, 2004, and cannot be canceled by either party during the first year, but the counterparty has the option to extend the contract during the following two years. The fair value of the contract as of December 31, 2003 is favorable to the Company.

14. New accounting pronouncements

Provisions of Bulletin C-15 "Impairment in the value of long-lived assets and their disposal", are mandatory for financial statements for periods commencing on or after January 1, 2004. As of December 31, 2003 there are no indications of impairment.

* * * * * *